INOVA TECHNOLOGY
233 WILSHIRE BLVD., SUITE 400
SANTA MONICA, CA 90401

Linda van Doorn
US Securities and Exchange Commission
Washington, DC 20549

Re: File 0-27397

January 2, 2009

Ms. Van Doorn,

This is in response to your letter of December 29, 2008.

Attached are the restatements that reflect the change to compensation expense for management fees and the Web's Biggest transaction.

Please note that the financials for the periods starting with December, 2007 management fees were included in the originally reported G&A so no further restatement is necessary for those periods.

Please note that the financials for the periods starting with April, 2008 customer list amortization was included in G&A so no further restatement is necessary. In addition, the cumulative amortization expense amount from June, 2005 through April, 2007 was recorded in retained earnings at April, 2008.

Regards,

Bob Bates, CFO

January 31, 2009   INOVA TECHNOLOGY RESTATEMENTS

A summary of the adjustments is in the spreadsheet below:

							Cumulative
				Cum	Cum	Cumulative	effect to
	Amortization	Management fee	Total	amort	Mgt fee	earnings effect	restate

7/05	20,036	30,000	50,036	20,036	30,000	50,036	50,036

10/05	30,054	45,000	75,054	50,089	75,000	125,089	125,089

1/06	30,054	45,000	75,054	80,143	120,000	200,143	200,143

4/06	30,054	45,000	75,054	110,196	165,000	275,196	275,196

7/06	30,054	45,000	75,054	140,250	210,000	350,250	350,250

10/06	30,054	45,000	75,054	170,303	255,000	425,303	425,303

1/07	30,054	15,000	45,054	200,357	270,000	470,357	470,357

4/07	30,054		30,054	230,410	270,000	500,410	500,410

7/07	30,054		30,054	260,464	270,000	530,464	530,464

10/07	30,054		30,054	290,517	270,000	560,517	560,517

1/08	30,054		30,054	320,571	270,000	590,571	590,571

4/08	30,054		30,054	350,624	270,000	620,624	90,000

7/08	10,018		10,018	360,642	270,000	630,642	90,000

10/08	0		-	360,642	270,000	630,642	90,000

	360,642	270,000	630,642

The following wording will appear in each filing, after the history of the organization:

Restatement of Previously Issued Financial Statements

The Company restated its consolidated financial statements, as more fully discussed in Item 9. The Company restated its consolidated balance sheet, its consolidated statements of income, of changes in shareholders' equity and of cash flows as of July 31, 2005. The restatement corrects for errors made in the financial statements related to management fees and goodwill from the Web’s Biggest transaction.

Basic and diluted net income (loss) per share

Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. For the years ended 2008 and 2007, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

July 31, 2005 filing:

Restatements

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was ($508,037) resulting in goodwill of $2,972,945. Therefore the net assets and equity will be increased by this amount.

Also, there were management fees of $15,000 per month from June, 2005 through July, 2005 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $30,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of July 31, 2005 (Unaudited)-Restated

	As Previously	Effect of
	Reported	Restatement	Restated	4/30/2005
ASSETS

Current assets
Cash	466,614		466,614	15,367
Accounts receivables	488,426		488,426	405,886
Intangibles		340,606	340,606
Inventory	2,868			3,775
Prepaid and other current assets	18,015		18,015	7,796

Total current assets	975,923		1,313,661	432,824

Fixed assets	28,260		28,260	15,135
Goodwill		2,612,304	2,612,304
Other assets	202			517

Total assets	1,004,385		3,954,225	448,476

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	513,869		513,869	542,701
Current maturities of long-term debt - related parties	70,460		70,460	49,614
Deferred income	106,655		106,655
Payroll liabilities	1,743		1,743
Short term debt	133,412		133,412	305,398
Other current liabilities	11,887		11,887
Total current liabilities	838,026		838,026	897,713

Long term debt - net of current maturities			0
Long term debt - related parties, net of current maturities	441,517		441,517	58,800

Total liabilities	1,279,543		1,279,543	956,513

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000
shares authorized; 25,000,00 issued and outstanding	25,000		25,000
Common stock, $0.001 par value;150,000,000 shares
authorized; 69,994,000 shares
shares issued and outstanding	69,994		69,994	69,994
Accumulated other comprehensive income	(8,514)		(8,514)	(629)
Additional paid-in capital	2,691,689	2,999,876	5,691,565	2,776,659
Retained deficit	(3,053,327)	(50,036)	(3,103,363)	(3,354,061)
Total stockholders' deficit	(275,158)		2,674,682	(508,037)

Total liabilities and stockholders' deficit	1,004,385		3,954,225	448,476

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2005
(Unaudited)-Restated

	7/31/2005	Restatements	Restated	7/31/2004

Revenues	789,710		789,710	458,268
Refunds				(39,324)
Cost of revenues	(197,188)		(197,188)	(20,000)
Operating expenses	(220,314)	(50,036)	(270,350)	(11,071)

Operating loss	372,208	(50,036)	322,172	387,873

Other income (expense):
Loss on exchange of business assets
Interest income	4,113			1,082
Interest expense

Income (loss) from continuing operations	376,321	(50,036)	326,285	383,955

Loss from discontinuing operations

Net income (loss)

Basic income (loss) per share:	69,993,450			69,993,450
Diluted income (loss) per share:	476,472,988			69,993,450
From continuing operations			0
From discontinued operations			0
Total			0

Weighted average common shares			0

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2005
(Unaudited)-Restated

	7/31/2005	Restatements	Restated	7/31/2004

CASH FLOWS OPERATING ACTIVITIES
Net income/loss	376,320		376,320	383,955
Add: income (loss) from discontinued operations

Loss from continuing operations

Additional shares issued for conversion of debt			-
Depreciation and amortization expense	(389)		(389)	589
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses			-
Decrease (increase) in accounts receivable	(34,696)		(34,696)	30,049
Increase (decrease) in deferred income	(5,631)		(5,631)	145,162
Increase (decrease) in accrued expense			-
Increase (decrease) in inventory			-
Decrease (increase) in current assets	(3,376)		(3,376)

Net cash provided by (used in) operating activities	(44,092)	(50,036)	(94,128)	209,333

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable
Purchase of Desert			-
Purchase of treasury stock
Purchase of Right-Tag			-
Purchase of fixed assets	(7,018)		(7,018)	(1,948)

Net cash provided by (used in) investing activities	(7,018)		(7,018)	(1,948)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(301,305)		(301,305)	1,373
Proceeds from APIC		50,036	50,036
Translation adjustment
Borrowings RE Distributions				(1,943)

Net cash provided by (used in) financing activities	(301,305)		(301,305)	(570)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(352,415)		(352,415)	206,815

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	(352,415)		(352,415)	206,815

CASH AT BEGINNING OF PERIOD	(819,229)		(819,229)	1,797,160

CASH AT END OF PERIOD	466,814		466,814	2,003,975

Also, for each filing the signatures will be updated to have current dates, as indicated in the manner below:

Item 6. Exhibits
(A) Exhibits

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDGETECH SERVICES INC.

By: /s/ Adam Radly
Adam Radly, President & CEO
Date: November 14, 2008
By: /s/ Bob Bates
Bob Bates, CFO
Date: November 14, 2008

Exhibit 31.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)
I, Adam Radly, certify that:
1. I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2008/s/ Adam Radly
Chief Executive Officer

Exhibit 31.2
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER REQUIRED BY RULE 13A - 14(A) OR RULE 15D - 14(A)

I, Bob Bates, certify that:
1. I have reviewed this quarterly report on Form 10-QSB of Edgetech Services Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5.The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2008/s/ Bob Bates, CFO

Exhibit 32.1
CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350
In connection with the Quarterly Report of Edgetech Services Inc.
On Form 10-QSB for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report" ), I, Adam Radly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Adam Radly
Adam Radly
Chief Executive Officer
November 14, 2008

Exhibit 32.2
CERTIFICATION OF THE CHIEF FINANCIAL OFFICER REQUIRED BY RULE 13A - 14(B) OR RULE 15D - 14(B) AND 18 U.S.C. 1350
In connection with the Quarterly Report of Edgetech Services Inc.
On Form 10-QSB for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report" ), I, Bob Bates, certify, pursuant to 18 U.S.C. Sec. 1350, that:
(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Bob Bates
Bob Bates, CFO
November 14, 2008

October 31, 2005 filing:

Restatements

There were management fees of $15,000 per month from August, 2005 through October, 2005 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of Oct 31, 2005 (Unaudited)-Restated

	As Previously	Effect of
	Reported	Restatement	Restated	4/30/2005
ASSETS

Current assets
Cash	459,859		459,859	15,367
Accounts receivables	595,291		595,291	405,886
Inventory	2,949			3,775
Prepaid and other current assets			0	7,796

Total current assets	1,058,099		1,055,150	432,824

Fixed assets	13,514		13,514	15,135
Goodwill		2,612,304	2,612,304
Intangibles		310,552	310,552
Loan to Related Party	73,259
Other assets				517

Total assets	1,144,872		3,991,520	448,476

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	356,824		356,824	542,701
Accrued liabilities	50,051		50,051
Current maturities of long-term debt - related parties	166,320		166,320	49,614
Deferred income	160,076		160,076
Short term debt			0	305,398
Other current liabilities			0
Total current liabilities	733,271		733,271	897,713

Long term debt - net of current maturities			0
Long term debt - related parties, net of current maturities	184,323		184,323	58,800
Other Loans	104,767		104,767

Total liabilities	1,022,361		1,022,361	956,513

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 25,000,00 issued and outstanding	25,000		25,000
Common stock, $0.001 par value;150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,426		0 70,426	69,994
137,500 common shares treasury stock	(4,715)		(4,715)
Accumulated other comprehensive income			0	(629)
Additional paid-in capital	2,691,689	2,971,737	5,663,426	2,776,659
Retained deficit	(2,659,889)	(125,089)	(2,784,978)	(3,354,061)
Total stockholders' deficit	122,511		2,969,159	(508,037)

Total liabilities and stockholders' deficit	1,144,872		3,991,520	448,476

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended Oct 31 2005
(Unaudited)-Restated

	Three Month period ended			Three Month period ended
	10/31/2005	Restatements	Restated	10/31/2004

Revenues	841,876		841,876	458,268
Refunds	(52,472)			(39,324)
Cost of revenues	(297,722)		(297,722)	(20,000)
Operating expenses	(142,453)	(75,054)	(217,507)	(11,071)

Operating profit/ loss	349,229	(75,054)	274,175	383,955

Other income (expense):
Loss on exchange of business assets
Interest income	1,545		1,545
Interest expense	(19,320)		(19,320)
Other Adjustment	(47,916)		(47,916)

Income (loss) from continuing operations	283,538	(75,054)	208,484	383,955

Loss from discontinuing operations

Net income (loss)

Basic income (loss) per share:	70,425,950		70,425,950
Diluted income (loss) per share:	704,258,450		704,258,450
From continuing operations			0
From discontinued operations			0
Total			0

Weighted average common shares			0

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 6 months ended Oct 31 2005
(Unaudited)-Restated

	Six Month period ended			6 Month period ended
	10/31/2005	Restatements	Restated	10/31/2004

Revenues	1,631,586		1,631,586	916,536
Refunds	(52,472)		(52,472)	(78,648)
Cost of revenues	(494,910)	(125,089)	(619,999)	(40,000)
Operating expenses	(424,344)		(424,344)	(22,142)

Operating profit/ loss	659,860	(125,089)	534,771	775,746

Other income (expense):
Loss on exchange of business assets
Interest income
Interest expense

Income (loss) from continuing operations	659,860	(125,089)	534,771	775,746

Loss from discontinuing operations

Net income (loss)

Basic income (loss) per share:	70,425,950		70,425,950
Diluted income (loss) per share:	704,258,450		704,258,450
From continuing operations			0
From discontinued operations			0
Total			0

Weighted average common shares			0

Consolidated Statements of Cash Flows
For the 6 months ended October 31 2005
(Unaudited)-Restated

	Six Month period ended			Six Month period ended
	10/31/2005	Restatements	Restated	10/31/2004

CASH FLOWS OPERATING ACTIVITIES
Net income/loss	659,860	(125,089)	534,771	775,746
Add: income (loss) from discontinued operations

Loss from continuing operations

Additional shares issued for conversion of debt			-
Depreciation and amortization expense			-
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	(249,580)		(249,580)
Decrease (increase) in accounts receivable	(311,853)		(311,853)	(60,098)
Increase (decrease) in deferred income	47,790		47,790	(290,324)
Increase (decrease) in tax liabilities	47,121		47,121
Increase (decrease) in line of credit	(85,542)		(85,542)
Decrease (increase) in current assets	10,000		10,000
Increase (decrease) in Other Liabilities	11,887		11,887
Other changes from Operating Activities	14,522		14,522

Net cash provided by (used in) operating activities	156,902	(125,089)	31,813	425,324

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable
Purchase of Desert			-
Purchase of treasury stock
Purchase of Right-Tag			-
Purchase of fixed assets	7,920		7,920

Net cash provided by (used in) investing activities	7,920		7,920	-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(501,087)		(501,087)
Change in Notes to Investors	(23,105)
Proceeds from APIC		125,089	125,089
Translation adjustment
Borrowings RE Distributions

Net cash provided by (used in) financing activities	(524,192)		(524,192)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(359,370)		(359,370)	425,324

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	(359,370)		(359,370)	425,324

CASH AT BEGINNING OF PERIOD	(819,228)		(819,228)	1,797,160

CASH AT END OF PERIOD	459,858		459,858	2,222,484

January 31, 2006 filing:

Restatements

There were management fees of $15,000 per month from November, 2005 through January, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of Jan 31, 2006 (Unaudited)-Restated

	As Previously	Effect of
	Reported	Restatement	Restated	4/30/2005
ASSETS
Current assets
Cash	518,798		518,798	15,367
Accounts receivables	480,888		480,888	405,886
Intangibles		280,499	280,499
Inventory	3,510			3,775
Prepaid and other current assets			0	7,796
Total current assets	1,003,196		1,280,185	432,824

Fixed assets	17,311		17,311	15,135
Goodwill		2,612,304	2,612,304
Encumbered Cash (Lock Box)	385,208
Loan to Related Party	73,259
Other assets				517

Total assets	1,478,974		3,909,800	448,476

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	434,033		434,033	542,701
Accrued liabilities	263,142		263,142
Current maturities of long-term debt - related parties			0	49,614
Short term debt			0	305,398
Total current liabilities	697,175		697,175	897,713

Long term debt - related parties, net of current maturities	382,323		382,323	58,800
Other Loans	92,186		92,186

Total liabilities	1,171,684		1,171,684	956,513

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 25,000,00 issued and outstanding	25,000		25,000
Common stock, $0.001 par value;150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,426		0	69,994
137500 common shares treasury stock	(4,715)		(4,715)
Accumulated other comprehensive income			0	(629)
Additional paid-in capital	2,691,689	2,701,495	5,393,184	2,776,659
Retained deficit	(2,475,210)	(200,143)	(2,675,353)	(3,354,061)
Total stockholders' deficit	307,190		2,738,116	(508,037)

Total liabilities and stockholders' deficit	1,478,874		3,909,800	448,476

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended Jan 31 2006
(Unaudited)-Restated

	Three Month period ended			Three Month period ended
	1/31/2006	Restatements	Restated	1/31/2005

Revenues	660,664		660,664	730,806
Refunds	(55,681)
Cost of revenues	(238,543)		(238,543)	(312,116)
Operating expenses	(182,408)	(75,054)	(257,462)	(563,408)

Operating profit/ loss	184,032	(75,054)	108,978	(144,718)

Other income (expense):
Loss on exchange of business assets
Interest income	1,270
Interest expense	(622)			(6,112)

Income (loss) from continuing operations	184,680	(75,054)	109,626	(150,830)

Loss from discontinuing operations

Net income (loss)

Basic income (loss) per share:	70,288,450			41,802,894
Diluted income (loss) per share:	704,259,950			41,802,894
From continuing operations			-
From discontinued operations			-
Total			-

Weighted average common shares			-

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 9 months ended Jan 31 2006
(Unaudited)-Restated

	Nine Month period ended			Nine Month period ended
	1/31/2006	Restatements	Restated	1/31/2005

Revenues	2,292,250		2,292,250	1,575,261
Refunds	(108,153)
Cost of revenues	(733,453)		(733,453)	(419,320)
Operating expenses	(626,104)	(200,143)	(826,247)	(1,903,574)

Operating profit/ loss	824,540	(200,143)	624,397	(747,633)

Other income (expense):
Loss on exchange of business assets
Interest income
Interest expense

Income (loss) from continuing operations	824,540	(200,143)	624,397	(747,633)

Loss from discontinuing operations

Net income (loss)

Basic income (loss) per share:	70,288,450			40,718,948
Diluted income (loss) per share:	704,259,950			40,718,948
From continuing operations			0
From discontinued operations			0
Total			0

Weighted average common shares			0

April 30, 2006 filing:

Restatements

There were management fees of $15,000 per month from February, 2006 through April, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries
Balance Sheets as of April 30, 2006
(Unaudited)-Restated

	As Previously	Effect of
	Reported	Restatement	Restated	4/30/2005
ASSETS
Current assets
Cash	379,600		379,600	15,367
Accounts receivables	546,766		546,766	405,886
Inventory				3,775
Prepaid and other current assets	73,259		73,259	8,313

Total current assets	999,625		999,625	433,341

Fixed assets	16,661		16,661	15,135
Goodwill		2,612,304	2,612,304
Intangibles		250,445	250,445

Total assets	$1,016,286		$3,879,035	$448,476

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$537,117		$537,117	542,701
Accrued liabilities	52,496		52,496
Current maturities of long-term debt - related parties	148,458		148,458	49,614
Deferred income	157,622		157,622
Short term debt				305,398

Total current liabilities	895,693		895,693	897,713

Long term debt - net of current maturities
Long term debt - related parties, net of current maturities				58,800

Total liabilities	895,693		895,693	956,513

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	25,000		25,000
Common stock, $0.001 par value; 150,000,000 shares authorized; 70,288,450 shares shares issued and outstanding	70,288		70,288	69,994
Treasury stock	(4,715)		(4,715)
Accumulated other comprehensive income	4,877		4,877	(629)
Additional paid-in capital	(665,381)	3,137,945	2,472,564	2,776,659
Retained deficit	690,524	(275,196)	415,328	(3,354,061)

Total stockholders' deficit	120,593		2,983,342	(508,037)

Total liabilities and stockholders' deficit	$1,016,286		$3,879,035	$448,476

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the year ended April 30, 2006
(Unaudited)-Restated

	As Previously
	Reported	Restatements	Restated

Revenues	$2,652,942		$2,652,942

Cost of revenues	(954,397)		(954,397)
Operating expenses	(995,976)	(275,196)	(1,271,172)

Operating loss	702,569	(275,196)	427,373

Other income (expense):
Loss on exchange of business assets
Interest income	21,522		21,522
Interest expense	(26,282)		(26,282)

Income (loss) from continuing operations	697,809	(275,196)	422,613

Loss from discontinuing operations

Net income (loss)	$697,809	$(275,196)	$422,613

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$(0.00)	$0.00
From discontinued operations	$-	$-	$-
Total	$0.00	$(0.00)	$0.00

Weighted average common shares	698,142,579	698,142,579	698,142,579

Consolidated Statements of Cash Flows
For the year ended April 30, 2006
(Unaudited)

	As Previously
	Reported	Restated

CASH FLOWS OPERATING ACTIVITIES
Net loss	697,809	$422,613
Add: income (loss) from discontinued operations

Loss from continuing operations	697,809	422,613

Additional shares issued for conversion of debt
Depreciation and amortization expense		110,197
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	29,518	29,518
Decrease (increase) in accounts receivable	(366,114)	(366,114)
Increase (decrease) in deferred income	45,336	45,336
Increase (decrease) in accrued expense	58,616	58,616
Increase (decrease) in inventory
Decrease (increase) in prepaid expense and other current assets

Net cash provided by (used in) operating activities - continuing operations	465,165	300,166

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable	(73,259)	(73,259)
Purchase of treasury stock	(4,715)	(4,715)
Purchase of Right-Tag
Purchase of fixed assets	(10,477)	(10,477)

Net cash provided by (used in) investing activities - continuing operations	(88,451)	(88,451)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	(534,535)	(534,535)
Proceeds from APIC		165,000
Translation adjustment	(4,876)	(4,877)

Net cash provided by (used in) financing activities - continuing operations	(539,411)	(374,412)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(162,697)	(162,697)

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	(162,697)	(162,697)

CASH AT BEGINNING OF PERIOD	542,297	542,297

CASH AT END OF PERIOD	$379,600	$379,600

July 31, 2006 filing:

Restatements

There were management fees of $15,000 per month from May, 2006 through July, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2006
(Unaudited)- RESTATED

	As Previously
	Reported	Restatements	Restated	31-Jul-05	Restatements	Restated

Revenues	$599,960		$599,960	674,275		$674,275

Cost of revenues	(83,875)		$(83,875)	(3,150)		$(3,150)
Operating expenses	(169,427)	(75,054)	$(244,481)	(225,455)	(50,036)	$(275,491)

Operating loss	346,658	(75,054)	271,604	445,670	(50,036)	395,634

Other income (expense):
Loss on exchange of business assets
Interest income	76		$76	4,113		$4,113
Interest expense			$-			$-

Income (loss) from continuing operations	346,734	(75,054)	271,680	449,783	(50,036)	399,747

Loss from discontinuing operations

Net income (loss)	$346,734	$(75,054)	$271,680	449,783	$(50,036)	$399,747

Basic and diluted income (loss) per share:

From continuing operations	$0.00	$-	$0.00	-	$-	$-
From discontinued operations	$-	$-	$-	-	$-	$-
Total	$0.00	$-	$0.00	0	$-	$-

Weighted average common shares	703,983,450		703,983,450	680,644,608		680,644,608

Consolidated Statements of Cash Flows
For the 3 months ended July 31, 2006
(Unaudited)

	As Previously		Restated
	Reported	Restated	7/05

CASH FLOWS OPERATING ACTIVITIES
Net loss	346,734	$271,680	399,747
Add: income (loss) from discontinued operations

Loss from continuing operations	346,734	271,680

Additional shares issued for conversion of debt
Depreciation and amortization expense			389
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		-
Decrease (increase) in accounts receivable	(303,193)	(303,193)	(498,955)
Increase (decrease) in deferred income	(27,851)	(27,851)	(5,631)
Increase (decrease) in accrued expense	1,804	1,804	984,943
Increase (decrease) in inventory		-
Decrease (increase) in other current assets		-	(7,621)

Net cash provided by (used in) operating activities	17,494	(57,560)

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-
Purchase of treasury stock		-
Purchase of Right-Tag		-
Purchase of fixed assets		-	(24,801)

Net cash provided by (used in) investing activities - continuing operations	-	-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		-
Proceeds from APIC		75,054	50,036
Translation adjustment	1,233	1,233

Net cash provided by (used in) financing activities - continuing operations	1,233	76,287	(1,256,822)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	18,727	18,727

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	18,727	18,727	(358,715)

CASH AT BEGINNING OF PERIOD	379,600	379,600	819,229

CASH AT END OF PERIOD	$398,327	$398,327	460,514

10/31/06 Financials:

Restatements

There were management fees of $15,000 per month from August, 2006 through October, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $45,000, which is a reduction of net income and increase to equity.

Consolidated Statements of Cash Flows
For the 6 months ended October 31, 2006
(Unaudited)-Restated

	As Previously
	Reported	Restated	10/31/2005	Restated

CASH FLOWS OPERATING ACTIVITIES
Net loss	510,520	$360,413	733,321	$614,532
Add: income (loss) from discontinued operations

Loss from continuing operations	510,520	360,413		614,532

Additional shares issued for conversion of debt
Depreciation and amortization expense			826
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses		-	(204,386)	(204,386)
Decrease (increase) in accounts receivable	272,386	272,386	(189,405)	(189,405)
Increase (decrease) in deferred income	(22,987)	(22,987)	160,076	160,076
Increase (decrease) in accrued expense	(132,499)	(132,499)		-
Increase (decrease) in inventory		-		-
Decrease (increase) in prepaid expense and other current assets	9,000	9,000	8,313	8,313

Net cash provided by (used in) operating activities - continuing operations	636,420	486,313		389,130

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-		-
Purchase of treasury stock		-		-
Purchase of Right-Tag		-		-
Purchase of fixed assets		-		-

Net cash provided by (used in) investing activities - continuing operations	-	-		-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties		-	(64,253)	(64,253)
Proceeds from APIC		150,107		119,615
Translation adjustment	(2,190)	(2,190)		-

Net cash provided by (used in) financing activities - continuing operations	(2,190)	147,917		55,362

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	634,230	634,230	444,492	444,492

NET CASH PROVIDED BY DISCONTINUED OPERATIONS

NET CHANGE IN CASH	634,230	634,230		444,492

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367	15,367

CASH AT END OF PERIOD	$1,013,830	$1,013,830	459,859	$459,859

		$-		$-

Financials for January 31, 2007:

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $270,000

Consolidated Statements of Cash Flows
For the 9 months ended January 31, 2007
(Unaudited)-Restated

	As Previously
	Reported	Restated	1/31/06	Restated

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,003,609)	$(1,198,772)	824,540	$624,397
Add: income (loss) from discontinued operations	(84,888)	(84,888)	1,300,728	1,300,728

Loss from continuing operations	(1,088,497)	(1,283,660)	2,125,268	1,925,125

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	(212,201)	(212,201)	(25,607)	(25,607)
Decrease (increase) in accounts receivable	343,145	343,145		-
Increase (decrease) in deferred income	(157,622)	(157,622)		-
Increase (decrease) in accrued expense		-		-
Increase (decrease) in inventory		-		-
Decrease (increase) in prepaid expense and other current assets		-		-

Net cash provided by (used in) operating activities - continuing operations	(1,115,175)	(1,310,338)	2,099,661	1,899,518

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable	73,259	73,259		-
Purchase of treasury stock		-		-
Purchase of Right-Tag		-		-
Purchase of fixed assets	(3,055)	(3,055)		-

Net cash provided by (used in) investing activities - continuing operations	70,204	70,204		-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	678,254	678,254	65,186	65,186
Proceeds from APIC		195,163	(500,515)	(300,372)
Translation adjustment	(11,938)	(11,938)	629	629

Net cash provided by (used in) financing activities - continuing operations	666,316	861,479		(234,557)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(378,655)	(378,655)	1,664,961	1,664,961

NET CASH PROVIDED BY DISCONTINUED OPERATIONS			(1,300,728)	(1,300,728)

NET CHANGE IN CASH	(378,655)	(378,655)	364,233	364,233

CASH AT BEGINNING OF PERIOD	379,600	379,600	15,367	15,367

CASH AT END OF PERIOD	$945	$945	379,600	$379,600

April 30, 2007

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Year ended April 30, 2007
(Unaudited)

	As Previously			Restated
	Reported	Adjustments	Restated	4/30/06

Revenues	$1,615,187		$1,615,187	1,391,923

Cost of revenues	(578,336)	(120,214)	$(698,550)	(823,487)
Operating expenses	(1,136,141)	(105,000)	$(1,241,141)	(1,178,561)

Operating loss	(99,290)	(225,214)	(324,504)	(610,125)

Other income (expense):
Loss on exchange of business assets	(1,236,362)		$(1,236,362)
Interest income	5,790		$5,790	16,645
Interest expense	(41,616)		$(41,616)	(35,182)

Income (loss) from continuing operations	(1,371,478)	(225,214)	(1,596,692)	(628,662)

Loss from discontinuing operations	84,888		84,888	1,136,399

Net income (loss)	$(1,286,590)	$(225,214)	$(1,511,804)	$507,737

Basic and diluted income (loss) per share:

From continuing operations	$(0.02)	$(0.00)	$(0.02)	(0)
From discontinued operations	$0.00	$-	$0.00	-
Total	$(0.02)	$(0.00)	$(0.02)	-

Weighted average common shares	70,288,450	70,288,450	70,288,450	680,644,608

Consolidated Statements of Cash Flows
For the year ended April 30, 2007
(Unaudited)

	As Previously		Restated
	Reported	Restated	4/30/06

CASH FLOWS OPERATING ACTIVITIES
Net loss	(1,286,590)	$(1,511,804)	422,614
Add: income (loss) from discontinued operations	1,151,474	1,151,474	(1,136,399)

Loss from continuing operations	(135,116)	(360,330)	(713,785)

Additional shares issued for conversion of debt
Depreciation and amortization expense
Changes in operating assets and liabilities:
Increase (decrease) in A/P and accrued expenses	28,475	28,475
Decrease (increase) in accounts receivable	427,311	427,311	(366,114)
Increase (decrease) in deferred income		-	45,336
Increase (decrease) in accrued expense		-	88,134

Net cash provided by (used in) operating activities	320,670	95,456

CASH FLOW INVESTING ACTIVITIES
Increase (decrease) in loans receivable		-	(73,259)
Purchase of Right-Tag	(339,758)	(339,758)
Purchase of fixed assets		-	(10,477)

Net cash provided by (used in) investing activities	(339,758)	(339,758)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable - related parties	863,304	863,304	(534,535)
Proceeds from APIC	9,715	234,929	1,397,126
Translation adjustment	(5,000)	(5,000)	4,877

Net cash provided by (used in) financing activities	868,019	1,093,233

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	848,931	848,931

NET CASH PROVIDED BY DISCONTINUED OPERATIONS	(1,205,684)	(1,205,684)	(162,697)

NET CHANGE IN CASH	(356,753)	(356,753)	(162,697)

CASH AT BEGINNING OF PERIOD	379,600	379,600	542,297

CASH AT END OF PERIOD	$22,847	$22,847	379,600

Restatements

There were management fees of $15,000 per month from May, 2006 through November, 2006 which were not paid but which are now being realized as an increase in expense and in paid in capital. This is a total of $105,000, which is a reduction of net income and increase to equity. There was an additional $165,000 from the prior year which is a reduction of retained earnings and increase of paid in capital.

July 31, 2007

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $270,000.

Inova Technology, Inc. and Subsidiaries
Consolidated Statements of Operations
For the 3 months ended July 31, 2007
(Unaudited)- RESTATED

	7/31/07	Restatements	Restated	7/31/06	Restatements	Restated

Revenues	385,112		385,112	486,957		486,957

Cost of revenues	(145,263)		(145,263)	(75,776)		(75,776)
Operating expenses	(140,197)	(30,054)	(170,251)	(33,598)	(75,054)	(108,652)

Operating loss				377,583

Other income (expense):
Loss on exchange of business assets
Interest income
Interest expense	(31,695)		(31,695)	-		-

Income (loss) from continuing operations	67,957		37,903	377,583	(75,054)	302,529

Loss from discontinuing operations				(30,849)		(30,849)

Net income (loss)	67,957		37,903	346,734	(75,054)	271,680

Basic and diluted income (loss) per share:

From continuing operations	-			0
From discontinued operations	-			-
Total	-			0

Weighted average common shares	725,524,208		725,524,208	703,983,450		703,983,450

October 31, 2007

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $270,000.

January 31, 2008

Restatements

There were management fees of $15,000 per month from prior years which were not paid but which are now being realized as an increase in paid in capital and reduction of retained earnings for a total of $270,000

	1/31/08	Restatements	Restated	1/31/07	Restatements	Restated
Revenues	1,018,853		1,018,853	490,643		490,643
Cost of revenues	(676,320)		(676,320)	(473,055)		(473,055)
Operating expenses	(752,705)	(30,054)	(782,759)	(184,095)	(45,054)	(229,149)
Operating loss	(410,172)	(30,054)	(440,226)	(166,507)	(45,054)	(211,561)
Other income (expense):						
Loss on exchange of business assets				(1,226,061)		
Interest income				119		
Interest expense				(20,609)		
Income (loss) from continuing operations	(851,194)	(30,054)	(881,248)	(1,413,058)	(45,054)	(1,458,112)
Loss from discontinuing operations				(38,124)		(38,124)
Net income (loss)				(1,451,182)		(1,451,182)
Basic and diluted income (loss) per share:						
From continuing operations	(0)		(0)	(0)		(0)
From discontinued operations	(0)		(0)	(0)		(0)
Total	(0)		(0)	(0)		(0)
Weighted average common shares	758,682,436		758,682,436	70,288,450		70,288,450

	1/31/08	Restatements	Restated	1/31/07	Restatements	Restated
CASH FLOWS OPERATING ACTIVITIES						
Net loss	(997,267)	(90,162)	(1,087,429)	(1,108,610)	(195,162)	(1,303,772
Add: income (loss) from discontinued operations				(84,888)		
Loss from continuing operations				(1,193,498)		
Additional shares issued for conversion of debt	268,444		268,444			-
Depreciation and amortization expense	208,690		208,690			-
Changes in operating assets and liabilities:						
Increase (decrease) in A/P and accrued expenses	874,139		874,139	(212,201)		(212,201
Decrease (increase) in accounts receivable	146,246		146,246	343,145		343,145
Increase (decrease) in deferred income				(157,622)		
Increase (decrease) in accrued expense	390,568		390,568	-		-
Increase (decrease) in inventory	(27,952)		(27,952)	-		-
Decrease (increase) in current assets	317,776		317,776	-		-
Net cash provided by (used in) operating activities	1,180,644	(90,162)	1,090,482	(1,220,176)	(195,162)	(1,415,338)
CASH FLOW INVESTING ACTIVITIES						
Increase (decrease) in loans receivable				73,259		
Purchase of Desert	(3,725,000)		(3,725,000)			-
Purchase of treasury stock				-		
Purchase of Right-Tag	(325,000)		(325,000)	-		-
Purchase of fixed assets	(2,215)		(2,215)	(3,055)		(3,055)
Net cash provided by (used in) investing activities	(4,052,215)		(4,052,215)	70,204		70,204
CASH FLOW FINANCING ACTIVITIES						
Proceeds from notes payable - related parties	3,128,891		3,128,891	678,254		678,254
Proceeds from APIC	15,520	90,162	105,682	105,000	195,162	300,162
Translation adjustment				(11,938)		
Net cash provided by (used in) financing activities	3,144,411	90,162	3,234,573	771,316	195,162	966,478
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	272,840		272,840	(378,656)		(378,656)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS						
NET CHANGE IN CASH	272,840		272,840	(378,656)		(378,656)
CASH AT BEGINNING OF PERIOD	22,847		22,847	379,600		379,600
CASH AT END OF PERIOD	295,687		295,687	944		944

April 30, 2008

The following wording is being added regarding controls:

Due to the small size of the company and the amount of time required to set up proper controls we have not yet reviewed/approved all control activities, such as policies and procedures, so this is considered a weakness at this time.

During the year ended April 30, 2008, Inova restated its prior year financial statements for the following transactions:

Inova’s acquisition of Web’s Biggest:

During 2008, Inova determined that the original accounting for the merger with Web’s Biggest in 2005 was incorrect. Both companies were operating companies and the intent of the combined entity was to continue on with both operations. Inova should have accounted for the transaction as a reverse acquisition whereby Web’s Biggest purchased Inova and fair value and purchase accounting would apply. The purchase price was $2,464,908 (70,425,950 shares issued at their market value of $0.035 per share on June 1, 2005) and the fair value of the net liabilities assumed was $508,037, resulting in goodwill and intangible assets totaling $2,972,945. Inova recorded goodwill of $2,612,304 and intangible asset of $360,641 through additional paid in capital. Inova also recorded $230,410 amortization of intangible asset through reduction of retained earnings. An impairment analysis at April 30, 2008 has been undertaken and a reduction to goodwill of $324,310 has been booked.

Unrecorded management fees:

During 2008, Inova identified that there were management fees of $15,000 per month for prior periods which were not recognized but which are now being realized as an increase in expense and in paid in capital. This totaled $270,000, which increases net loss for fiscal 2007.

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
Years ended April 30, 2007 (Restated) and 2008

	Common Stock		Preferred Stock		Treasury Stock				Accumulated
	Shares	Par (0.001)	Shares	Par (0.001)	Shares	Amount	APIC	OCI	Deficit	Total

Balances at April 30, 2006	70,288,450	$70,288	25,000,000	$25,000	137,500	$(4,715)	$2,307,564	$4,877	$580,328	$2,983,342

Shares issued to pay notes payable	21,264,758	21,264					71,061			92,325
Shares issued to acquire Data Management			25,000,000	25,000			(25,000)			—
Shares received for sale of Web's Biggest, LTD			(25,000,000)	(25,000)			25,000			—
Reversal of treasury stock purchase	137,500	138			(137,500)	4,715	(138)			4,715
Preferred shares converted to common shares (restated)	508,309,292	508,310	(20,049,000)	(20,049)			(488,261)			—

Management fees (restated)							180,000			180,000
Translation adjustment								(4,877)		(4,877)
Net loss (restated)									(1,581,927)	(1,581,927)

Balances at April 30, 2007 (Restated)	600,000,000	600,000	4,951,000	4,951	—	—	2,070,226	—	(1,001,599)	1,673,578

Capital contributions from related party							15,520			15,520
Beneficial conversion feature							75,856			75,856
Warrant discount							613,056			613,056
Net loss									(976,062)	(976,062)

Balances at April 30, 2008	600,000,000	$600,000	4,951,000	$4,951	—	$—	$2,774,658	$—	$(1,977,661)	$1,401,948

See summary of accounting policies and notes to consolidated financial statements.

July 31, 2008

October 31, 2008